ADVANCED CELL TECHNOLOGY, INC.
33 Locke Drive
Marlborough, MA 01752

December 22, 2010

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:          Advanced Cell Technology, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed December 21, 2010
File No. 333-163202

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advanced Cell Technology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00pm, Eastern Time, on December 23, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Advanced Cell Technology, Inc.

By:	/s/ Gary Rabin
Name: Gary Rabin
Title: Interim Chief Executive Officer